UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                   ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              FirstCom Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   00033763T1
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                  June 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                                ( ) Rule 13d-1 (b)
                                (x) Rule 13d-1 (c)
                                ( ) Rule 13d-1 (d)

---------------------------------
CUSIP No.                                      13G
---------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Electric Capital Corporation
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ( )
                                                              (b) ( )
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
 ----------------------------- ------ ------------------------------------------
 NUMBER OF SHARES                5    SOLE VOTING POWER
                                      0
                               -------------------------------------------------
 BENEFICIALLY OWNED BY                SHARED VOTING POWER
                                 6    1,250,000
                               -------------------------------------------------
EACH                                  SOLE DISPOSITIVE POWER
REPORTING                        7    0
                               -------------------------------------------------
PERSON WITH                           SHARED DISPOSITIVE POWER
                                 8    1,250,000
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,250,000
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                        ( )
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.81%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------------
CUSIP No.                                      13G
---------------------------------



--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SFG-N INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ( )
                                                              (b) ( )
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
 -------------------------------------------------------------------------------
 NUMBER OF SHARES                5    SOLE VOTING POWER
                                      0
                               -------------------------------------------------
 BENEFICIALLY OWNED BY                SHARED VOTING POWER
                                 6    1,250,000
                               -------------------------------------------------
EACH                                  SOLE DISPOSITIVE POWER
REPORTING                        7    0
                               -------------------------------------------------
PERSON WITH                           SHARED DISPOSITIVE POWER
                                 8    1,250,000
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,250,000
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                  ( )
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.81%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               FirstCom Corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 220 Alhambra Circle, Suite 910, Coral Gables, Florida 33134

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of General Electric Capital Corporation ("GECC") and SFG-N, Inc. ("SFG-N" and, together with GECC, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of GECC is 260 Long Ridge Road, Stamford, Connecticut 06927.

               The  principal  place of  business  of  SFG-N  is c/o GE  Capital
Services Structured Finance Group, Inc., 120 Long Ridge Road, Stamford, Connecticut 06927

Item 2(c).     Citizenship:

               The place of incorporation of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is common stock, par value $0.001 per share (the "Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) ( ) Broker or dealer registered under section 15 of the Act;

               (b) ( ) Bank as defined in section 3(a)(6) of the Act;

               (c) ( ) Insurance  Company as defined in section  3(a)(19) of the
                       Act;

               (d) ( ) Investment  Company  registered  under  section 8 of the
                       Investment Company Act of 1940;

               (e) ( ) An  investment  adviser  in  accordance  with Rule 13d-1
                       (b)(1)(ii)(E);

               (f) ( ) An  employee   benefit  plan,   or  endowment   fund  in
                       accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) ( ) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) ( ) A savings  association as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) ( ) A church plan that is excluded from the definition of an
                       investment   company  under  section   3(c)(14)  of  the
                       Investment Company Act of 1940;

               (j) ( ) Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. (x)

Item 4.  Ownership.

               (a)  Amount beneficially owned:

                    Each of the Reporting  Persons  beneficially owns the amount of the Common Stock as set forth on the applicable cover page. Such beneficial ownership arises out of SFG-N's ownership of 1,250,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock") of the Issuer, which is convertible into the Common Stock of the Issuer at SFG-N's option.

               (b) Percent of class:

                    Each  of  the  Reporting   Persons   beneficially  owns  the
               percentage of the Common Stock as set forth on the applicable cover page.

               (c) Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote:

                              None.

                        (ii)  shared power to vote or to direct the vote:

                              Each of the Reporting Persons has the shared power
                         to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                        (iii) sole power to dispose or to direct the disposition
                              of:

                              None.

                        (iv) shared power to dispose or to direct the disposition of:

                              Each of the Reporting Persons has the shared power
                         to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          SFG-N, the beneficial owner of the Common Stock, is an indirect, wholly-owned subsidiary of GECC.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8,1999



                                        GENERAL ELECTRIC CAPITAL CORPORATION



                                        By:/s/Robert L. Lewis
                                           ----------------------------
                                           Name:  Robert L. Lewis
                                           Title: Senior Vice President